UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-6 or 15d-16 of
The Securities Exchange Act of 1934

November 12, 2002

TDC A/S
(Exact name of registrant as specified in its charter)

16 KANNIKEGADE AARHUS C DENMARK
(Address of principal executive offices)

001-12998
(Commission File Number)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  / x /        Form 40-F  /   /

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  /   /        No  / x /

   On November 4, 2002 the Registrant issued a press release, a copy of which is attached hereto as Exhibit 99.1 and is incorporated herein by reference

(c)     Exhibit 99.1. Press release dated November 4, 2002

Earnings Release 3Q 2002

November 4, 2002

Highlights

  3Q 2002 compared with 3Q 2001:
  - EBITDA of DKK 3.9bn, up 18.1%
  - Net income1 of DKK 718m, up 118%
  TDC upgrades 2002 Outlook for EBITDA to DKK 14.2bn from DKK 14.0bn and net income to DKK 2.1bn from DKK 1.8bn
  TDC sets preliminary Outlook for 2003 at DKK 54.5bn for net revenues, DKK 15.1bn for EBITDA and DKK 1.9bn for net income1

1 Excluding one-time items and fair value adjustments of minority passive investments

TDC Group, Income Statement1

DKKm
	3Q 2001	3Q 2002	Change in %
Net revenues	12,928	12,843	(0.7)
Total revenues	13,488	13,371	(0.9)
Total operating expenses	(10,219)	(9,510)	6.9
EBITDA	3,269	3,861	18.1
Depreciation and amortization	(2,221)	(2,214)	0.3
EBIT	1,048	1,647	57
Net financials	(347)	(336)	3.2
Income before income taxes	701	1,311	87
Income taxes	(481)	(581)	(21)
Income before minority interests	220	730	-
Minority interests’ share of net income	109	(12)	(111)
Net income	329	718	118

EBITDA margin in %	25.3	30.1	-

1 Excludes one-time items of DKK (815)m pre tax, and fair value adjustments of passive minority investments of DKK 2,796m pre tax in 3Q 2002.

Group highlights 3Q 2002

COPENHAGEN, Denmark, November 4, 2002 - The TDC Group today reported 3Q 2002 EBITDA of DKK 3,861m, up 18.1%. Net income totaled DKK 718m, up 118%.

Capital expenditures excluding share acquisitions totaled DKK 1,785m, a 39% reduction compared with 3Q 2001. A part of this reduction relates to the acquisition of a Danish UMTS license in 3Q 2001.

"The solid results in 3Q reflect TDC's focus on execution of plans and strategy. TDC Switzerland continued its impressive growth with a 28% increase in mobile revenues as well as further improvement in EBITDA margin. As a consequence of our strong performance we upgrade the EBITDA and net income1 Outlook for 2002 to DKK 14.2bn and DKK 2.1bn, respectively," says Henning Dyremose, President and CEO of TDC.

"Based on the solid performance for 2002 we issue a preliminary Outlook 2003 with the target of reaching net revenues of DKK 54.5bn, EBITDA of DKK 15.1bn and net income1 of DKK 1.9bn," adds Henning Dyremose.

Net revenues in 3Q 2002 were DKK 12,843m compared with DKK 12,928m. Adjusted for the restructuring of Talkline and deconsolidation of Ben, net revenues grew 4.4%. The underlying performance reflects an improvement in TDC Switzerland and TDC Internet.

EBITDA rose 18.1% or DKK 592m to DKK 3,861m, driven mainly by improvements in TDC Switzerland, TDC Internet and TDC Mobile International, which offset a decrease in TDC Tele Danmark. Adjusted for restructuring of Talkline and de-consolidation of Ben, EBITDA grew 15.7%.

EBIT1 rose 57% to DKK 1,647m, driven by the above mentioned EBITDA improvements.

Net financials1 were DKK (336)m, compared with DKK (347)m in 3Q 2001.

Income before income taxes1 rose to DKK 1,311m from DKK 701m in 3Q 2001.

Income taxes1 totaled DKK 581m compared with DKK 481m in 3Q 2001, reflecting improved income before income taxes, partly offset by capitalization of tax assets in TDC Switzerland.

Minority interest totaled DKK (12)m compared with DKK 109m, reflecting primarily improved performance in TDC Switzerland.

Net income1 rose to DKK 718m compared with DKK 329m in 3Q 2001, reflecting primarily the strong operating performance, partly offset by lower contribution from minority interests.

One-time items include an impairment charge of DKK 779m after tax, related to write-down of goodwill and other assets, due to reduced expectations regarding future cash flows from Contactel and TDC Internet Polska.

Fair value adjustments were DKK 2,793m after tax, related to the divestment of the Dutch mobile operator Ben, including TDC's pro rata share of Belgacom's divestment of Ben. Similarly, TDC's net proceeds from the transaction were DKK 4.2bn.

Net income including one-time items and fair value adjustment of minority passive investments totaled DKK 2,732m in 3Q 2002.

Cash flow from operations doubled to DKK 4,100m compared with 3Q 2001, reflecting higher EBITDA as well as improved working capital. In addition, cash flow from investing activities improved DKK 5,581m to DKK 2,781m compared with 3Q 2001 due primarily to lower capital expenditures and proceeds from TDC's sale of Ben including TDC's indirect share from Belgacom.

Capital expenditures excluding share acquisitions were DKK 1,785m, down from DKK 2,950m in 3Q 2001. 3Q 2001 included investment in a Danish UMTS license of DKK 768m. Adjusted for UMTS, capital expenditures in 3Q 2001 was 18.2% lower than in 3Q 2001. Similarly, the capex to sales ratio was 13.9% in 3Q 2002 compared with 16.9% in 3Q 2001.

Net interest bearing debt was DKK 27.8bn by the end of 3Q 2002, a reduction of DKK 6.8bn from the beginning of the year, primarily reflecting the proceeds of the sale of Ben shares.

The minority shareowners of TDC Switzerland have a right to sell their shares in the company to TDC at a price determined when TDC Switzerland was established. The potential cash outlay for TDC is up to DKK 8.5bn and payable in early 2003.

TDC's total pro rata customer base was 13.4m, unchanged from a year ago. Adjusted for restructuring of Talkline and the sale of Ben, the total number of customers grew 6.5%. The number of mobile customers grew 3.1% to 6.63m and the number of cable-TV customers increased 6.9% to 870,000. However, Internet customers decreased 1.9% to 1.44m, which related primarily to the closure of Talkline Internet activities. The number of landline customers was 4.45m, a reduction of 6.0% due partly to the restructuring of Talkline.

TDC's domestic broadband customer base totaled 252,000, up from 83,000 a year ago and comprised 219,000 ADSL customers and 33,000 high-speed cable modem customers.

1 Excluding one-time items and fair value adjustments of minority passive investments.

TDC Tele Danmark Group

TDC Tele Danmark's activities cover mainly Danish landline voice and data operations and convergence solutions.

DKKm	3Q 2001	3Q 2002	Change in %
Net revenues
Landline telephony	3,012	2,718	(9.8)
Data communications services	163	126	(23)
Terminal equipment etc.	705	630	(10.6)
Internet services	192	349	82
Leased lines	487	481	(1.2)
Other[1]	232	343	48
Net revenues, total	4,791	4,647	(3.0)
Domestic	4,591	4,408	(4.0)
International	200	239	20
EBITDA	1,696	1,582	(6.7)
Domestic	1,707	1,593	(6.7)
International	(11)	(12)	(9.1)

1 Other includes mobile telephony, operator services and other services.

TDC Tele Danmark's net revenues amounted to DKK 4,647m a decline of 3.0% or DKK 144m, reflecting mainly a reduction in domestic landline traffic, partly offset by higher revenues from Internet services.

Landline telephony net revenues decreased 9.8% to DKK 2,718m. This performance reflects a 2.3% reduction in net revenues from domestic subscriptions to DKK 1,121m as well as a 13.1% reduction in domestic landline traffic revenues to DKK 1,075m.

The ADSL roll-out is causing a migration from minute-measured Internet usage to flat-rate ADSL. The domestic landline traffic volume has decreased 13.1% to 2,625m minutes.

Net revenues from international traffic amounted to DKK 522m compared with DKK 549m in 3Q 2001. The international call volume declined 3.3% to 584m minutes.

Net revenues from data communications amounted to DKK 126m, a reduction of 23% compared with 3Q 2001, reflecting a migration to IP/VPN solutions, which are recognized as Internet service revenues.

Net revenues from terminal equipment declined 10.6% to DKK 630m compared with 3Q 2001 reflecting primarily lower domestic sales.

Net revenues from Internet services were DKK 349m, up 82%, reflecting the strong performance related to a 192% increase in TDC's ADSL customer base as well as the migration to IP/VPN communication solutions.

Net revenues from leased lines fell 1.2% to DKK 481m. During 3Q 2002, TDC Tele Danmark has announced modest price reductions for leased lines.

EBITDA in TDC Tele Danmark declined 6.7% or DKK 114m to DKK 1,582m, mainly reflecting the decrease in landline traffic, partly offset by a reduction in operating expenses and the improved contribution from Internet services.

Capital expenditures excluding share acquisitions in TDC Tele Danmark totaled DKK 822m, a reduction of 1.6%.

By the end of 3Q 2002, the number of domestic customers, including wholesale, in TDC Tele Danmark had risen 2.8% to 3.59m compared with 3Q 2001. This growth reflects 3.4% growth in the number of Duét customers, partly offset by a reduction of 1.9% to 2.69m PSTN subscriptions and a 1.3% reduction to 391,000 ISDN2 subscriptions.

TDC Mobile International Group

TDC Mobile International includes mainly TDC Mobil A/S, Talkline, Polkomtel, Bité, UMC and Connect Austria.

DKKm	3Q 2001	3Q 2002	Change in %
Net revenues
Mobile telephony	3,859	3,543	(8.2)
Landline telephony	543	503	(7.4)
Other[1]	258	90	(65)
Net revenues, total	4,660	4,136	(11.2)
Domestic	1,301	1,363	4.8
International	3,359	2,773	(17.4)
EBITDA	809	938	15.9
Domestic	414	469	13.3
International	395	469	18.7

1 Others includes terminal equipment and in 3Q 2001 also Talkline Internet.

TDC Mobile International's net revenues of DKK 4,136m represented an 11.2% reduction. However, adjusted for the restructuring of Talkline and the de-consolidation of Ben, net revenues grew 2.7%.

Net revenues from mobile telephony declined 8.2% to DKK 3,543m, which was caused by the deconsolidation of Ben and restructuring of Talkline. On a comparable basis, net revenues grew 1.2%. Adjusting for a decline in Talkline, net revenues grew 13.7%.

Net revenues from landline telephony were DKK 503m compared with DKK 543m and related to Talkline Infodienste.

EBITDA was DKK 938m, up 15.9% or DKK 129m, reflecting improvements in most operations. Adjusted for the restructuring of Talkline and the deconsolidation of Ben, EBITDA grew 7.1%

Capital expenditures, excluding share acquisitions in TDC Mobile International, fell 72% to DKK 393m. The decline is attributable primarily to the domestic business where a Danish UMTS license was acquired in 3Q 2001 for an amount of DKK 768m.

Domestic net revenues were DKK 1,363m, up 4.8% and EBITDA was DKK 469m, up 13.3%. The EBITDA margin rose from 31.8% to 34.4%.

The domestic minute volume was 727m, up 8.8%, the SMS volume was up 22% to 133m, and the number of customers was 1.68m, up 1.0%. Monthly ARPU rose 7.8% in 3Q 2002 to DKK 208.

Talkline, the 100% owned German mobile service provider, had net revenues of DKK 1,789m compared with DKK 2,458m in the same period last year. Adjusted for the restructuring of Talkline, net revenues declined only 8.2%. EBITDA in 3Q 2002 was DKK 164m, up 26%. By the end of 3Q 2002, Talkline had 1.59m mobile customers in Germany, a reduction of 17.2%.

Bité, the 100% owned Lithuanian mobile GSM operator, had net revenues of DKK 263m, up 155%, and EBITDA of DKK 40m compared with DKK 48m in 3Q 2001, reflecting subscriber acquisition cost associated with an impressive 88% growth in the number of customers to 414,000.

Polkomtel, the 19.6% owned Polish mobile operator, on a pro rata basis achieved net revenues of DKK 459m, up 3.4%, and EBITDA of DKK 180m, up 4.7%. The performance measured in DKK was negatively impacted by devaluation of the Polish zloty. Polkomtel had 802,000 mobile customers (pro rata) by the end of 3Q 2002, an increase of 29%.

UMC, the 16.3% owned Ukrainian mobile operator, on a pro rata basis recorded net revenues of DKK 104m, up 30%, and EBITDA of DKK 48m up 14.3%. The number of customers (pro rata) grew 103% to 244,000. UMC will be deconsolidated from October 5, 2002.

Connect Austria, the 15% owned Austrian mobile operator, on a pro rata basis had net revenues of DKK 159m, up 5.3%, and EBITDA of DKK 38m up 31%. The number of customers (pro rata) grew 7.2% to 237,000.

TDC Switzerland

TDC Switzerland provides mobile, landline and Internet services for the Swiss market using the sunrise brand name.

DKKm	3Q 2001	3Q 2002	Change in %
Net revenues
Mobile telephony	914	1,172	28
Landline telephony	838	941	12.3
Internet services	155	134	(13.5)
Net revenues, total	1,907	2,247	17.8
EBITDA	(14)	368	-

TDC Switzerland's net revenues grew 17.8% to DKK 2,247m, driven by growth in mobile and landline revenues.

Mobile revenues of DKK 1,172m, up 28% were primarily driven by 30% growth in the number of mobile customers, partially offset by a 4.8% reduction in monthly ARPU to DKK 307. The average monthly churn was 2.3%, compared with 2.6% in 3Q 2001. TDC Switzerland offers a full portfolio of mobile solutions and has in 2002 become more focused on attracting business customers. Through these initiatives, TDC Switzerland intends to further strengthen its position in the Swiss market.

Landline revenues were DKK 941m, up 12.3% and reflect a 15.5% increase in traffic. TDC Switzerland is the only well positioned alternative landline provider in Switzerland, focusing on cross selling of landline, Internet and mobile communications solutions.

Internet revenues were DKK 134m compared with DKK 155m in 3Q 2001. Revenue performance reflects a reduction in the average use of dial-up Internet, partly offset by the successful launch of ADSL. TDC Switzerland will further improve its position in the Swiss Internet market through its attractive ADSL service offering.

TDC Switzerland achieved EBITDA of DKK 368m compared with DKK (14)m in 3Q 2001. The strong EBITDA performance was achieved through a combination of solid revenue growth and continued expense savings resulting from the January 2001 merger of sunrise and diAx.

Capital expenditures totaled DKK 340m, a year-over-year decrease of 10.1%. In 2001, it was necessary to make large network investments to facilitate the integration of the diAx and sunrise networks. After this integration, TDC Switzerland has been able to lower capital expenditures and at the same time increase its mobile network coverage, introduce new services (such as MMS) and expand its IP landline services.

At the end of 3Q 2002, TDC Switzerland's controlled customer base comprised 1,087,000 mobile customers, up 30%, 531,000 Internet customers (including 23,000 ADSL customers), and 842,000 landline customers, up 12.1%.

TDC Internet Group

TDC Internet activities include ISP and web services in Denmark, Eastern European Internet web-service operations, and Dan Net, the leading data-clearing provider.

Net revenues in TDC Internet were DKK 434m, up 61%. EBITDA totaled DKK 31m compared with DKK (95)m in 3Q 2001.

Domestic net revenues grew 62% to DKK 396m with domestic EBITDA of DKK 57m compared with DKK (58)m in 3Q 2001. The ADSL expansion was the primary driver of revenue growth.

Capital expenditures were DKK 132m, down 3.6%.

Dan Net realized net revenues of DKK 87m, up 34%, and EBITDA of DKK 35m compared with DKK 18m in 3Q 2001.

International net revenues were DKK 38m, up 52% and international EBITDA was DKK (27)m compared with DKK (37)m in 3Q 2001.

The number of ADSL customers reached 219,000, up from 75,000 at end 3Q 2001. TDC Internet's domestic dial-up customer base totaled 532,000 and was unchanged compared with 3Q 2001.

TDC Directories Group

TDC Directories provides directory services, specialist B2B catalogs and on-line inquiry services in the Danish, Swedish, Finnish and Norwegian markets.

TDC Directories net revenues were DKK 419m in 3Q 2002, compared with DKK 223m in 3Q 2001. EBITDA increased to DKK 155m, compared with 19m. Revenues and EBITDA changed by DKK 196m and DKK 136m respectively, due to changes in the publication quarter of several directories.

TDC Directories' performance reflects a hesitant business climate in the Nordic expansion areas.

TDC Cable TV Group

TDC Cable TV provides cable-TV services in Denmark.

Net revenues in TDC Cable TV were DKK 338m, up 15.4% and with EBITDA of DKK 11m compared with DKK (12)m in 3Q 2001.

The performance reflects TDC Cable TV's positive impact of increased volumes on a stable cost platform including the integration of the customer base acquired in January 2002 from NESA cable TV.

Capital expenditures were DKK 45m, a reduction of DKK 29m.

The customer base grew 6.9% to 870,000. TDC Cable TV is also successfully marketing Internet access, which is demonstrated by 50,000 cable modem customers, up 35,000 compared with a year ago. 33,000 of the 50,000 cable modems customers have high speed access.

Outlook 2002

The TDC Outlook for 2002 is changed compared to the Outlook statement released after 2Q 2002 earnings release.

EBITDA Outlook is upgraded to DKK 14.2bn from DKK 14.0bn, reflecting stronger performance in TDC Switzerland.

Net income Outlook is upgraded to DKK 2.1bn from DKK 1.8bn as a reflection of better operating performance as well as lower net financials and a lower effective tax rate.

DKKbn	2001[1]	2002[1]	Change in %
TDC Tele Danmark
Net revenues	19.5	19.1	(2)
EBITDA	6.9	6.5	(6)
TDC Mobile International
Net revenues	17.6	16.4	(7)
EBITDA	2.3	3.3	42
TDC Switzerland
Net revenues	7.8	9.0	16
EBITDA	(0.1)	0.9	-
TDC Internet
Net revenues	1.0	1.7	65
EBITDA[2]	(0.4)	0.0	-
TDC Cable TV
Net revenues	1.2	1.3	9
EBITDA[2]	(0.0)	0.0	-
TDC Directories
Net revenues	1.5	1.6	7
EBITDA	0.5	0.5	(1)
Other [3]
Net revenues	3.0	2.9	(4)
EBITDA	3.6	3.0	(17)

TDC Group
Net revenues	51.6	52.0	1
EBITDA	12.9	14.2	10
Net income	1.5	2.1	43

1 All figures are excluding one-time items and fair value adjustments of minority passive investments.
2 EBITDA is expected to be positive in 2002, but below DKK 0.1bn.
3 Includes TDC Services, Belgacom, TDC A/S and elimination of internal settlements.

Outlook 2003

TDC also issues a preliminary Outlook 2003. This outlook includes net revenues of DKK 54.5bn, EBITDA of DKK 15.1bn and Net income of DKK 1.9bn in 20031.

The Outlook for 2003 takes into consideration further improvement in TDC Switzerland and TDC Internet as well as the impact from implementation of a new model for calculating TDC wholesale prices to competitors (LRAIC2). The Outlook also includes the earnings dilutive impact of the expected acquisition of the remaining 21.3% of the shares in TDC Switzerland.

1 Excluding one-time items and fair value adjustments of minority passive investments.
2 LRAIC is an abbreviation of Long Run Average Incremental Cost.

Safe harbor statement

Certain sections of this Quarterly Report contain forward-looking statements that are subject to risks and uncertainties. Examples of such forward-looking statements include, but are not limited to: projections or expectations of revenues, income (or loss), earnings (or loss) per share, dividends, capital structure or other financial items or ratios; statements of our plans, objectives or goals including those related to products or services; statements of future economic performance; and statements of assumptions underlying such statements. Words such as "believes," "anticipates," "expects," "intends," "aims" and "plans" and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that the predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution readers that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements made by us or on our behalf. These factors include – but are not limited to – economic trends and developments in financial markets and the economic impact of unexpected events; technological developments; changes in applicable Danish legislation and EU legislation; changes in interconnect rates; developments in competition within domestic and international communications solutions; introduction of and demand for new services and products; developments in the demand, product mix and prices in the mobile market, including marketing and customer acquisition costs; developments in the market for multimedia services; the possibilities of being awarded licenses; developments in TDC's international activities, which also involve certain political risks; and investments and divestitures in domestic and foreign companies.

We caution that the foregoing list of important factors is not exhaustive. When relying on forward-looking statements to make decisions with respect to us, investors and others should carefully consider the foregoing factors and other uncertainties and events. Such forward-looking statements speak only as of the date on which they are made and we do not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

Conference call

TDC invites you to take part in a conference call today at 16.00 CET hosted by Henning Dyremose, Chief Executive Officer, and Hans Munk Nielsen, Chief Financial Officer. To participate, please call +353 1 439 04 30 from outside Denmark and 8080 2002 (toll-free) from Denmark about 10 minutes before the conference call is due to start.

The conference call will refer to a slide deck that is available at www.tdc.dk and www.tdc.com. Participants wishing to derive full benefit from the conference call should obtain these slides in due time before the conference call begins.

The conference will be available in digital replay until November 11th, 2002: +353 1 240 00 41. Access code: 18 00 35#.

For further information, please contact Investor Relations at +45 3343 7680.

Financial calendar update

TDC will release 2002 full year and 4Q 2002 earnings release on February 26, 2003.

Statements of Income

DKKm	3Q 2001	3Q 2002	Change in %
Fixed telephony	4,287	4,047	(5.6)
Mobile telephony	4,572	4,531	(0.9)
Terminal equipment, etc.	605	651	7,6
Internet services	556	704	27
Leased lines	363	332	(8.5)
Operator services	120	109	(9.2)
Directories	197	387	96
Data communications services	157	108	(31)
Cable TV	293	337	15.0
Other activities (incl. Belgacom)	1,778	1,637	(7.9)
Net revenues	12,928	12,843	(0.7)
of which domestic revenues	5,695	5,832	2.4
In percent of group revenues	44.1	45.4
of which international revenues	7,233	7,011	(3.1)
In percent of group revenues	55.9	54.6
Total revenues	13,488	13,371	(0.9)
Total operating expenses	(10,219)	(9,510)	6.9
EBITDA	3,269	3,861	18.1
of which domestic EBITDA	2,315	2,465	6.5
In percent of group EBITDA	70.8	63.8
of which international EBITDA	954	1,396	46
In percent of group EBITDA	29.2	36.2
Depreciation, amortization and write-downs etc.	(2,221)	(2,214)	0.3
of which goodwill amortization	(387)	(359)	7.2
EBIT before one-time items	1,048	1,647	57
One-time items, net	0	(815)	-
EBIT including one-time items	1,048	832	(21)
Net financials	(342)	2,460	-
of which financial expenses, net	(348)	(340)	2.3
of which income from invest. in other assoc. enterprises	1	4	-
of which fair value adj. of minority passive investments	5	2,796	-
Income before income taxes	706	3,292	-
Total income taxes	(481)	(584)	(21)
of which related to ordinary income	(481)	(581)	(21)
of which related to fair value adj. of minority passive investments	0	(3)	-
of which related to one-time items	0	0	-
Income before minorities’ interests	225	2,708	-
Minority interests	109	24	(78)
of which related to ordinary income	109	(12)	-
of which related to one-time items	0	36	-
Net income	334	2,732	-
Net income excluding one-time items and fair value adjustments of minority passive investments	329	718	118

Statements of Income for the business lines

DKKm	TDC Tele Danmark Group		TDC Mobile International Group		TDC Switzerland		TDC Cable TV Group

	3Q 2001	3Q 2002	3Q 2001	3Q 2002	3Q 2001	3Q 2002	3Q 2001	3Q 2002
Net revenues, external customers	4,349	4,172	4,268	3,759	1,907	2,237	293	338
Net revenues, other business lines	442	475	392	377	0	11	0	0
Other revenues[1]	417	410	91	62	0	19	14	5
Total revenues	5,208	5,057	4,751	4,198	1,907	2,267	307	343
Total operating expenses	(3,512)	(3,475)	(3,942)	(3,260)	(1,921)	(1,899)	(319)	(332)
EBITDA	1,696	1,582	809	938	(14)	368	(12)	11
Depreciation, amortization and write-downs	(656)	(709)	(385)	(372)	(544)	(586)	(56)	(50)
EBIT before one-time items	1,040	873	424	566	(558)	(218)	(68)	(39)

Capital expenditures excl. share acquisitions	835	822	1,412[3]	393	378	340	74	45

DKKm	TDC Directories Group		TDC Internet Group		Other[2]		TDC Group

	3Q 2001	3Q 2002	3Q 2001	3Q 2002	3Q 2001	3Q 2002	3Q 2001	3Q 2002
Net revenues, external customers	192	387	232	326	1,687	1,624	12,928	12,843
Net revenues, other business lines	31	32	38	107	(903)	(1,002)	0	0
Other revenues[1]	4	2	5	9	29	22	560	528
Total revenues	227	421	275	442	813	644	13,488	13,371
Total operating expenses	(208)	(266)	(370)	(411)	53	133	(10,219)	(9,510)
EBITDA	19	155	(95)	31	866	776	3,269	3,861
Depreciation, amortization and write-downs	(23)	(29)	(51)	(75)	(506)	(393)	(2,221)	(2,214)
EBIT before one-time items	(4)	126	(146)	(44)	360	383	1,048	1,647

Capital expenditures excl. share acquisitions	4	8	137	132	110	45	2,950[3]	1,785

1 Includes other operating income and work performed for own purposes and capitalized.
2 Includes TDC A/S, Belgacom, TDC Services and eliminations.
3 Includes a DKK 768m investment in a domestic UMTS license

Balance Sheets end of period

TDC Group (DKKm)		3Q 2001	3Q 2002

Assets

Intangible assets, net		31,245	27,976
Property, plant and equipment, net		35,921	33,289
Investments and other assets, net		2,288	1,370
Total fixed assets		69,454	62,635

Total inventories		1,141	906
Total accounts receivable		22,339	22,691
Marketable securities		647	2,373
Cash		1,827	4,334
Total current assets		25,954	30,304
- of which interest-bearing assets		2,474	6,707

Total assets		95,408	92,939

Liabilities and shareowners' equity

Shareowners' equity		33,829	34,701

Total liabilities		61,579	58,238
- of which interest-bearing debt		36,579	34,544

Total liabilities and shareowners' equity		95,408	92,939

Statements of Cash Flow

TDC Group (DKKm)	3Q 2001	3Q 2002	Change in %

Cash flow from operating activities	2,063	4,100	99

Cash flow from investing activities	(2,800)	2,781	-

Cash flow from financing activities	155	(2,229)	-

Increase/decrease in cash and cash equivalents	(582)	4,652	-

Cash and cash equivalents, end of period	2,474	6,707	171

Shareowners' equity

TDC Group (DKKm)	3Q 2001	3Q 2002
Shareowners’ equity at July 1	33,771	31,988
Net income	334	2,732
Currency translation adjustments	(276)	(19)
Shareowners’ equity at September 30	33,829	34,701

Statistics

Group Customers

Customers ('000)	3Q 2001	3Q 2002	Change in %

Domestic:
Landline customers including wholesale	3,150	3,092	(1.8)
Mobile customers including wholesale and Duét	1,929	1,950	1.1
Internet including dial-up, ADSL, cable modem and wholesale	627	801	28
Cable-TV customers	814	870	6.9
Domestic customers, total	6,520	6,713	3.0

International:
Landline customers	1,585	1,361	(14.1)
Mobile customers	4,503	4,680	3.9
Internet customers	841	639	(24)
International pro rata customers, total	6,929	6,680	(3.6)
Group customers, total	13,449	13,393	(0.4)

Domestic traffic data
Traffic volume (million minutes):	3Q 2001	3Q 2002	Change in %

Domestic landline traffic including wholesale	6,499	5,385	(17.1)
International traffic	604	584	(3.3)
Mobile traffic including wholesale	716	782	9.2

Employees
TDC and fully consolidated subsidiaries[1]	3Q 2001	3Q 2002	Change in %
Employees	22,717	22,527	(0.8)

1 The definition has been changed to include partly owned but fully consolidated subsidiaries, e.g. TDC Switzerland. The historical figures have been changed accordingly.

SELECTED FINANCIAL AND OPERATING DATA

		1997	1998	1999	2000	2001	9M 2002
Statements of Income DKKm
Net revenues		29,386	33,989	38,206	44,552	51,564	38,196
Total revenues		31,036	35,867	40,437	46,757	54,082	39,914
Total operating expenses		(21,165)	(24,859)	(28,104)	(33,742)	(41,212)	(29,353)
EBITDA		9,871	11,008	12,333	13,015	12,870	10,561
Depreciation, amortization and write-downs		(5,334)	(5,331)	(5,640)	(6,240)	(8,531)	(6,549)
EBIT before one-time items		4,537	5,677	6,693	6,775	4,339	4,012
One-time items, net		(2,292)	755	0	6,161	(2,548)	(1,160)
EBIT, including one-time items		2,245	6,432	6,693	12,936	1,791	2,852
Net financials		42	206	(224)	(470)	(787)	2,078
Earnings before tax		2,287	6,638	6,469	12,466	1,004	4,930
Total income taxes		(1,146)	(1,896)	(2,667)	(3,212)	(1,425)	(1,143)
Net income before minority interests		1,141	4,742	3,802	9,254	(421)	3,787
Minority interests		27	(34)	(62)	(15)	407	136
Net income		1,168	4,708	3,740	9,239	(14)	3,923
Excluding one-time items and fair value adjustments of minority passive investments
EBIT		4,537	5,677	6,693	6,775	4,339	4,012
Net financials		18	(35)	(250)	(667)	(1,368)	(1,067)
Earnings before tax		4,555	5,642	6,443	6,108	2,971	2,945
Income taxes		(1,979)	(2,052)	(2,667)	(2,547)	(1,855)	(1,414)
Net income before minority interests		2,576	3,590	3,776	3,561	1,116	1,531
Minority interests’ share of ordinary income		27	(34)	(62)	(15)	355	100
Net income		2,603	3,556	3,714	3,546	1,471	1,631

Balance Sheets DKKbn
Total assets		59.1	54.0	62.8	75.8	93.7	92,9
Total shareowners' equity		34.1	26.9	28.5	35.5	33.3	34,7
Shares issued (million)		262.0	216.5	216.5	216.5	216.5	216,5

Cash flows DKKm
Operating activities		7,805	8,999	8,504	8,947	7,000	8,545
Investing activities		(8,972)	(5,925)	(11,318)	(7,520)	(20,841)	149
Financing activities		(1,013)	(8,830)	2,997	3,277	10,511	(4,539)
Change in cash and cash equivalents		(2,180)	(5,756)	183	4,704	(3,330)	4,155

Capital expenditures DKKbn
TDC, excluding share acquisitions		6.9	7.1	7.5	9.8	11.0	5.4
TDC, including share acquisitions		9.2	7.7	11.6	16.2	23.0	6.1

Key Ratios
Reported EPS	DKK	4.5	20.4	17.3	42.7	(0.1)	18.1
Operating EPS[1]	DKK	9.9	15.4	17.2	16.4	7.0	7.6
Pro forma EPS[2]	DKK	12.3	18.3	20.3	20.3	14.0	12.8
Dividend per share	DKK	9.0	9.5	10.0	10.5	11.0	-
Net interest-bearing debt	DKKbn	0.0	8.6	13.6	14.1	34.6	27.8
Operating profit ratio (EBIT-margin)%		15.4	16.7	17.5	15.2	8.4	10.5
Return on capital employed (ROCE) [3]	%	14.0	17.5	19.6	16.8	9.9	8.1

Customer base - pro rata (end of period)	('000)
Landline		3,998	4,277	4,410	4,559	4,740	4,453
Domestic		3,182	3,204	3,203	3,182	3,139	3,092
International		816	1,073	1,207	1,377	1,601	1,361
Mobile		1,791	2,312	3,233	4,888	6,316	6,630
Domestic		894	995	1,294	1,648	1,911	1,950
International		897	1,317	1,939	3,240	4,405	4,680
Internet		153	327	662	1,063	1,579	1,440
Cable TV		765	812	825	801	828	870
Total customers		6,707	7,728	9,130	11,311	13,463	13,393
Number of employees		18,022	17,492	18,719	20,034	22,624	22,527
USD/DKK exchange rate						8.41	7.60
EUR/DKK exchange rate						7.44	7.43

1 Operating EPS excludes one-time items and fair value adjustments of minority passive interests.
2 Pro forma EPS is defined as net income before goodwill amortization and one-time items.
3 ROCE is defined as operating income before one-time items plus interests and other financial income excl. fair value adjustments of passive minority investments divided by total shareowners equity plus interest bearing debt.

Interim figures in accordance with the Danish Financial Statements Act of 2002

	1Q01	2Q01	3Q01	4Q01	1Q02	2Q02	3Q02	9M 01	9M 02
DKKm

TDC Tele Danmark	4 855	4 784	4 791	5 023	4686	4773	4647	14430	14106
TDC Mobile International	4 204	4 479	4 660	4 237	4066	4030	4136	13343	12232
TDC Internet	177	226	270	356	391	422	434	673	1247
TDC Switzerland	1598	1936	1907	2335	2165	2179	2247	5441	6591
TDC Directories	359	383	223	536	296	336	419	965	1051
TDC Cable TV	279	292	293	328	321	325	338	864	984
Others [1]	909	801	784	539	705	658	622	2494	1985
Net revenues	12381	12901	12928	13354	12630	12723	12843	38210	38196

TDC Tele Danmark	1720	1525	1696	1958	1510	1474	1582	4941	4566
TDC Mobile International	320	591	809	613	734	860	938	1720	2532
TDC Internet	(123)	(107)	(95)	(25)	(45)	(13)	31	(325)	(27)
TDC Switzerland	(139)	(91)	(14)	167	121	234	368	(244)	723
TDC Directories	132	110	19	242	45	92	155	261	292
TDC Cable TV	(39)	0	(12)	0	2	5	11	(51)	18
Others [1]	885	932	866	930	840	841	776	2683	2457
EBITDA	2756	2960	3269	3885	3207	3493	3861	8985	10561
Depreciation	(1 939)	(2 097)	(2 221)	(2 274)	(2146)	(2189)	(2214)	(6257)	(6549)
- of which Goodwill amortization	(351)	(400)	(387)	(362)	(375)	(377)	(359)	(1138)	(1111)
EBIT, excl. one-time items	817	863	1 048	1.611	1061	1304	1647	2 728	4 012
One time items	394	0	0	(2.942)	(459)	114	(815)	394	(1160)
EBIT, incl. one-time items	1211	863	1 048	(1.331)	602	1418	832	3122	2852
Net financials	(176)	(377)	(342)	108	(321)	(61)	2460	(895)	2078
- Financial expenses	(144)	(395)	(348)	(426)	(374)	(324)	(340)	(887)	(1038)
- Income from inv. in other ass. entp.	(14)	15	1	(57)	(26)	(7)	4	2	(29)
- Fair value adj. of min. passive inv.	(18)	3	5	591	79	270	2796	(10)	3145
Earnings before tax	1 035	486	706	(1.223)	281	1 357	3 292	2 227	4 930
Tax	(850)	(445)	(481)	351	(22)	(537)	(584)	(1776)	(1143)
- Ordinary income tax	(522)	(445)	(481)	(407)	(350)	(483)	(581)	(1448)	(1414)
- Tax related to one-time items	(328)	0	0	769	370	(105)	-	(328)	265
-Tax on fair value adj. of minority inv.	0	0	0	(11)	(42)	51	(3)	-	6
Net income before minority interests	185	41	225	(872)	259	820	2708	451	3787
Minorities	159	102	109	37	67	45	24	370	136
- Minorities of ordinary income	92	102	109	52	67	45	(12)	303	100
- Minorities related to one-time items	67	0	0	(15)	0	0	36	67	36
Net income after minorities	344	143	334	(835)	326	865	2732	821	3923

Excluding one-time items and fair value adjustments of minority passive investments
EBIT	817	863	1048	1.611	1061	1304	1647	2728	4012
Net financials	(158)	(380)	(347)	(483)	(400)	(331)	(336)	(885)	(1067)
Earnings before tax	659	483	701	1,128	661	973	1311	1843	2945
Ordinary income tax	(522)	(445)	(481)	(407)	(350)	(483)	(581)	(1448)	(1414)
Net income before minority interests	137	38	220	721	311	490	730	395	1531
Minorities of ordinary income	92	102	109	51	67	45	(12)	303	100
Net income after minorities	229	140	329	772	378	535	718	698	1631
[1] Includes TDC Services, Belgacom, TDC A/S and eliminations

TDC is a growth and value-creation oriented Danish-based provider of communications solutions with significant presence in selected markets in Northern and Central Europe. TDC is organized as seven main business lines; TDC Tele Danmark, TDC Mobile International, TDC Internet, TDC Cable TV, TDC Directories, TDC Services and TDC Switzerland. TDC was privatized in 1994. Today, SBC Communications owns 41.6% of the shares, with the remainder held by individual and institutional shareowners all over the world.

TDC listings

Shares: Copenhagen Stock Exchange
Reuters TDC.CO
Bloomberg TDC DC
Nominal value DKK 5
ISIN DK0010 253335
Sedol 5698790

Shares: New York Stock Exchange
Reuters TLD.N
Bloomberg TLD US
One ADS represents one half of one common share
ISIN US8723 6N1028
Sedol 2883094.

    Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

TDC A/S (Registrant)
November 12, 2002 (Date)	/s/ OLE SOEBERG Ole Soeberg Senior Vice President, Investor Relations